FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – JANUARY 5, 2010

BAYTEX ENERGY TRUST ANNOUNCES MANAGEMENT APPOINTMENTS

CALGARY, ALBERTA (January 5, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce the following appointments to its management team, further preparing us for our future conversion to a corporation executing a growth-and-income model.

Stephen Brownridge, currently Vice President of our Heavy Oil Business Unit, has been named Vice President of Exploration.  He has been with Baytex since 1997, serving in exploration management roles prior to leading the Heavy Oil Business Unit.  In his new role, Mr. Brownridge will focus on guiding our geoscience efforts in our existing resource plays, as well as generating new exploration and development projects.  Mr. Brownridge has a Bachelor of Science degree with Honors in Geology from the University of Manitoba and a Master of Science degree in Geology from the University of Alberta.

Richard Ramsay is joining Baytex as Vice President of our Heavy Oil Business Unit.  He was formerly Chief Operating Officer of TAQA North Ltd.  Mr. Ramsay previously held a variety of technical and management positions with Northrock Resources Ltd., Fletcher Challenge Energy Canada Inc., Amoco Canada Petroleum Ltd. and Dome Petroleum Ltd.  He brings strong engineering and project management capabilities to Baytex, which will be particularly valuable as we increase the scale of our development activities in our heavy oil resource plays.  Mr. Ramsay has a Bachelor of Science degree with Distinction in Mechanical Engineering from the University of Saskatchewan.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0708	Telephone: (403) 538-3639

Brian Ector, Director of Investor Relations	Cheryl Arsenault, Investor Relations
Telephone: (403) 267-0702	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca